FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA UPDATES CURRENT URANIUM EXPLORATION

Vancouver, Canada, August 13th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV, OTCBB – CVVUF, Frankfurt – DH7)  (“CanAlaska” or the “Company”) is pleased to provide an update of its current exploration at its uranium projects in the Athabasca Basin of Saskatchewan, Canada.

At the Cree East Project, an additional $880,000 was recently advanced to fund summer exploration by the Korea Consortium, comprising Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corporation and SK Energy Co. Ltd.  This additional work includes hi-resolution airborne magnetic, airborne VTEM and ground TDEM geophysical surveys.  The results from this summer’s surveys will be used to prepare winter drilling targets.

At the Fond Du Lac Project, exploration has been further extended based on mineralization recently discovered in basement structures.  The Company had been testing known sandstone uranium mineralization, but is now concentrating on encouraging uranium mineralized intersections in structures located below the unconformity.  Current drilling is focusing on the eastern end of the deposit, where major structures intersect the trend of the sandstone-hosted mineralization.  This new basement-hosted mineralization extends the length of the known deposit by approximately 75 metres.

The Company has now received TSX Venture approval for the terms of its non-brokered private placement (see July 23rd News Release).  Proceeds from the private placement will be applied towards ongoing uranium exploration at the Company’s projects, including additional drilling at the Fond Du Lac project.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty Ltd, a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$10 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the Poplar Project comprising a potential 100,000 metres of drill testing.  In addition, Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	August 13th, 2009